Notification of buy-back Notification of buy-back 1 / 6 Announcement Summary Name of entity JAMES HARDIE INDUSTRIES PLC Announcement type Update announcement Type of update Date of this announcement 29/8/2023 Reason for update Daily buy-back notification ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 The type of buy-back is: Total number of +securities bought back before previous day 7,274,377 Total number of +securities bought back on previous day 150,000 Refer to next page for full details of the announcement On market buy-back Daily buy-back notification EXHIBIT 99.4

Notification of buy-back Notification of buy-back 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our buy-back. 1.2 Registration number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.4a Type of update 1.4b Reason for update Daily buy-back notification 1.4c Date of initial notification of buy-back 12/12/2022 1.4d Date of previous announcement to this update 26/8/2023 1.5 Date of this announcement 29/8/2023 1.6 ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 Daily buy-back notification Update/amendment to previous announcement

Notification of buy-back Notification of buy-back 3 / 6 Part 2 - Type of buy-back 2.1 The type of buy-back is: On market buy-back

Notification of buy-back Notification of buy-back 4 / 6 Part 3 - Buy-back details Part 3A - Details of +securities, price and reason 3A.1 Total number of +securities on issue in the class of +securities to be bought back 445,855,985 3A.4 Does the entity intend to buy back a minimum number of +securities 3A.5 Does the entity intend to buy back a maximum number of securities 3A.5a Maximum number of securities proposed to be bought back 10,060,000 3A.6 Name of broker or brokers who will offer to buy back +securities on the entity's behalf Broker name: Barrenjoey Markets Pty Limited 3A.9 Are the +securities being bought back for a cash consideration? 3A.9a Is the price to be paid for +securities bought back known? 3A.9a.1 In what currency will the buy-back consideration be paid? AUD - Australian Dollar Part 3B - Buy-back restrictions and conditions 3B.1 Does the buy-back require security holder approval? No Yes Yes No

Notification of buy-back Notification of buy-back 5 / 6 Part 3C - Key dates On-market buy-back 3C.2 Proposed buy-back start date 12/12/2022 3C.3 Proposed buy-back end date 31/10/2023 Part 3D - Other Information 3D.1 Any other information the entity wishes to notify to ASX about the buy-back Based on a closing market price on ASX of A$29.26 on 9 December 2022 (being the business day immediately prior to the date of this notice) and an A$/US$ exchange rate of 0.6792 (being the applicable spot rate on the same date) this would equate to a maximum of 10.06 million ordinary shares/CUFS. However the final maximum number of shares/CUFS will depend on market price and exchange rate movements over the buy-back period. No

Notification of buy-back Notification of buy-back 6 / 6 Part 4 - Daily buy-back notification A daily buy-back notification must be submitted for Employee share scheme, On-market, Equal access share scheme and Other buy-backs at least half an hour before the commencement of trading on the +business day after any day on which +securities are bought back (per listing rule 3.8A) Please verify if the pre-populated values are accurate as they are only indicative based on previous online submissions. The pre-populated values may not be accurate if previous online submissions are still in-flight or in case of announcements made via a MS Word form. Whilst you may over-ride a pre-populated value, once over-ridden it will not be possible to retrieve the previously pre-populated value. 4.1 Date of this notification 29/8/2023 4.2 Previous day on which +securities were bought back 28/8/2023 Before previous day On previous day 4.3 Total number of +securities bought back, or in relation to which acceptances have been received 7,274,377 150,000 4.4 Total consideration paid or payable for the +securities AUD 258,196,619.06000 AUD 6,694,525.09000 4.5 Highest price paid AUD 47.74000000 AUD 45.02000000 Date highest price was paid: 16/8/2023 4.6 Lowest price paid AUD 27.06000000 AUD 44.47000000 Date lowest price was paid: 21/12/2022 4.7 Highest price allowed to be paid by entity on the previous day under listing rule 7.33: AUD 46.62000000 4.8 If the entity has disclosed an intention to buy back a maximum number of +securities, the remaining number of +securities to be bought back as at the end of the previous day 2,635,623